Execution Version

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED.
COMBINATION COINSURANCE AND MODIFIED COINSURANCE AGREEMENT
EFFECTIVE April 1, 2016
(this “Agreement”)
BETWEEN
PRUCO LIFE INSURANCE COMPANY
(hereinafter referred to as the “Company”)
AND
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
(hereinafter referred to as the “Reinsurer”)

Execution Version

Table of Contents
1.    Parties to the Agreement        4
2.Effective Date of the Agreement        4
3.Scope of the Agreement        4
4.Risks Reinsured Under the Agreement.        4
5.Duration of the Agreement        4
6.Basis of Reinsurance        5
7.Automatic Reinsurance        5
8.Commencement of Reinsurance Coverage        5
9.Accounting Period.        5
10.Accounting, Payments and Procedures        5
11.Reinsurance Claims        7
12.Recapture; Termination.        8
13.Terminal Accounting and Settlement.        9
14.DAC Tax Agreement.        9
15.Insolvency.        10
16.Arbitration.        11
17.Representations and Warranties.        12
18.Credit for Reinsurance.        12
19.Errors and Omissions.        13
20.Reinsurance Administration.        13
21.Governing Law.        13
22.Currency.        13
23.Assignment.        13
24.Access to Records.        13
25.Severability.        13
26.Nonwaiver.        14
27.Offset.        14
28.Good Faith        14
29.Notices.        14
30.Counterparts.        14
SCHEDULE A REINSURED CONTRACTS17
SCHEDULE B EFFECTIVE DATE ACCOUNTING18

Execution Version

SCHEDULE C DAILY SETTLEMENTS19
SCHEDULE D FORM OF MONTHLY ACCOUNTING SETTLEMENT REPORT20
SCHEDULE E MONTHLY ACCOUNTING SETTLEMENT21

Execution Version

1.	Parties to the Agreement
This Agreement is solely between the Company, a life insurance company domiciled in Arizona, and the Reinsurer, a life insurance company domiciled in Arizona. There is no third party beneficiary to this Agreement. Reinsurance under this Agreement will not create any right or legal relationship between the Reinsurer and any other person, for example, any insured, contractholder, agent, beneficiary, or assignee.

2.	Effective Date of the Agreement This Agreement will be effective as of 12:00A.M., April 1, 2016 (the “Effective Date”).

3.
Scope of the Agreement

The text of this Agreement, together with any and all exhibits, schedules and amendments thereto, are considered to be the entire agreement between the parties. There are no other understandings or agreements between the parties regarding the policies reinsured other than as expressed in this Agreement. The parties may make changes or additions to this Agreement, but they will not be considered to be in effect unless they are made by means of a written amendment that has been signed and dated by both parties.

4.
Risks Reinsured Under the Agreement

The Reinsurer agrees to indemnify by means of indemnity reinsurance, and the Company agrees to reinsure with the Reinsurer, according to the terms and conditions hereof, 100% of the risks set forth in Schedule A attached hereto (including any and all riders elected under such contracts, the “Reinsured Contracts”), whether such Reinsured Contracts were issued by the Company prior to, on or after the Effective Date.

5.	Duration of the Agreement
This Agreement may be terminated with respect to reinsurance of new business by either party providing written notice to the other party, in accordance with Section 29, at least 90 days prior to the effective date of termination.

The Company shall continue to cede, and the Reinsurer shall continue to accept, new business under the provisions of this Agreement until the effective date of termination.

The provisions of this Agreement shall continue to apply after such termination to all Reinsured Contracts reinsured as of the effective date of termination. Reinsurance of such Reinsured Contracts shall continue until the earlier of (i) the termination or expiry of such Reinsured Contracts; (ii) the recapture of such Reinsured Contracts in accordance with Section 12a.; or (iii) the termination of reinsurance of such Reinsured Contracts in accordance with Section 12b.

Execution Version

6.	Basis of Reinsurance
Reinsurance under this Agreement will be on a coinsurance basis for the general account liabilities of the Reinsured Contracts (the “General Account”), and on a modified coinsurance basis for the separate account and market value adjusted (“MVA”) account liabilities of the Reinsured Contracts (collectively, the “Separate Accounts”). The reinsurance hereunder will be on a Benefits Paid basis. “Benefits Paid” means that benefits or claims paid by the Company on or after the Effective Date with respect to Reinsured Contracts are covered by the Reinsurer, even if the triggering event for such benefit or claim payment occurred prior to the Effective Date.

7.	Automatic Reinsurance
The Reinsurer agrees to automatically accept contractual risks on the Reinsured Contracts.

8.	Commencement of Reinsurance Coverage
The Reinsurer’s reinsurance coverage for any Reinsured Contract will begin and end simultaneously with the Company’s contractual liability for such Reinsured Contract.

9.	Accounting Period.
Unless otherwise specified, the accounting period for all reports and settlements described herein will be a calendar month.

10.	Accounting, Payments and Procedures
a.Effective Date Accounting. As of the Effective Date, the Company shall have prepared an estimate of all liabilities and related assets customarily arising under statutory accounting principles on account of the Reinsured Contracts as of the Effective Date, substantially in the form set forth in Schedule B determined as of the Effective Date (the “Effective Date Accounting”). The results of such accounting shall be the “Initial Coinsurance Reinsurance Premium” and the “Initial Modco Reinsurance Premium,” (each term as defined below in Section 10c. and Section 10d., respectively).
b.    Adjustments to Effective Date Accounting. Within ninety (90) business days of the Effective Date, the Company shall prepare and deliver to the Reinsurer a revised accounting, prepared as of the Effective Date in the manner prescribed in subsection a. above. Any payments required of either party as a result of the revised accounting and revised asset listing shall be made within twenty (20) business days after receipt of such revised accounting.
c.    Initial Coinsurance Reinsurance Premium. In accordance with the Effective Date Accounting, the Company shall transfer an initial reinsurance premium (“Initial Coinsurance Reinsurance Premium”) to the Reinsurer within twenty (20) business days of the Effective Date in the form of cash and/or assets (as mutually agreed upon by the parties) with an estimated fair market value as of the Effective Date equal to the Coinsurance Reserve (as defined in Section 10e.). The Initial Coinsurance Reinsurance Premium may be net settled with the Initial Ceding Commission (as defined in Section 10f. below).
d.    Initial Modco Reinsurance Premium and Reserve Adjustment. In accordance with the Effective Date Accounting, within twenty (20) business days of the Effective Date, the Company also shall transfer to the Reinsurer an additional initial reinsurance premium equal to the Modified

Execution Version

Coinsurance Reserve as of the Effective Date (“Initial Modco Reinsurance Premium”) and the Reinsurer shall immediately transfer to the Company an amount equal to such Modified Coinsurance Reserve. Such payments shall be settled on a net basis.
e.    Reserves. With respect to the Reinsured Contracts, the Company will maintain a liability equal to the Modified Coinsurance Reserve on its statutory statements, and the Reinsurer agrees to establish and maintain a liability on its statutory statements not less than the Coinsurance Reserve, as required by the applicable regulatory authorities, for all liabilities except those for which the reserves are held in Separate Accounts. On any date of determination, (i) the “Modified Coinsurance Reserve” shall be the modified coinsurance reserve calculated as of such date of determination using the applicable statutory reserve calculations, and (ii) the “Coinsurance Reserve” shall be the coinsurance reserve calculated as of such date of determination using the applicable statutory reserve calculations.
f.    Initial Ceding Commission. As of the Effective Date, the Reinsurer shall transfer an initial ceding commission (“Initial Ceding Commission”) to the Company within twenty (20) business days of the Effective Date in the form of cash and/or assets (as mutually agreed upon by the parties) with an estimated fair market value as of the Effective Date equal to $3,661,006,385.47. The parties may mutually agree to amend the structure and timing of payment for the Initial Ceding Commission. The Initial Ceding Commission may be net settled with the Initial Coinsurance Reinsurance Premium.
g.    Premium Taxes. As part of the Administrative Expense Allowance payable by the Reinsurer in accordance with Section 10h., the Reinsurer shall reimburse the Company for the premium tax paid by the Company with respect to the Reinsured Contracts after the Effective Date.
h.    Settlement Items. Subsequent to the Effective Date (a) the Company shall pay the Reinsurer Reinsurance Premiums and Revenue Sharing Payments, each as defined in Schedule E; (b) the Reinsurer shall pay the Company Commissions, Administrative Expense Allowance, and Ceding Allowance, each as defined in Schedule E; and (c) the Company or the Reinsurer, as applicable, shall pay the Modco Reserve Adjustment and the Exhibit 7 Balance Change, each as defined in Schedule E. Reinsurance Premiums, the Modco Reserve Adjustment and the Exhibit 7 Balance Change shall be settled in accordance with subsections i and j below. Revenue Sharing Payments, Commissions, Administrative Expense Allowance, and Ceding Allowance shall be settled in accordance with subsection j below. The Company and the Reinsurer agree that any items settled in accordance with subsection j below may be settled more frequently than monthly and that, in the event of any such interim settlements, the Company shall account for such interim settlements in calculating the Net Accounting Settlement (as defined in Schedule E) in accordance with Schedule D.
i.    Daily Settlement. The Company and the Reinsurer will net settle the Daily Settlement, as set forth in Schedule C, on every business day for the duration of this Agreement; provided, however, that the initial Daily Settlement shall not occur until the earlier of (a) the date on which the payments contemplated by the Effective Date Accounting and the Initial Ceding Commission

Execution Version

have been received by the parties, and (b) the date on which the Company and the Reinsurer elect to begin settlements in accordance with this Section 10i. (the “Initial Daily Settlement Date”). On the Initial Daily Settlement Date, the Company and the Reinsurer shall net settle the Daily Settlement to include all applicable settlement items for the period from the Effective Date up to and including the Initial Daily Settlement Date. For each Daily Settlement, if such Daily Settlement is greater than or equal to zero, the Company shall pay the Reinsurer and, if the Daily Settlement is less than zero, the Reinsurer shall pay the Company the absolute value of the amount.
j.    Monthly Accounting Settlement. Within ten (10) business days after the end of each accounting period, the Company shall submit to the Reinsurer monthly accounting reports, substantially in the form of Schedule D, for each accounting period. Within fifteen (15) business days after the end of each accounting period, an amount equal to the Net Accounting Settlement, as defined in Schedule E and calculated as shown in Schedule D for such accounting period, will be settled between the Company and the Reinsurer. If the Net Accounting Settlement is greater than or equal to zero, the Company shall pay the Reinsurer, and if the Net Accounting Settlement is less than zero, the Reinsurer shall pay the Company the absolute value of such amount.

11.	Reinsurance Claims
a.Reinsurance Claims. The Reinsurer will reimburse the Company for all Reinsurance Claims (as defined in Schedule E) paid by the Company after the Effective Date with respect to the Reinsured Contracts. Reinsurance Claims shall be settled in accordance with Sections 10i and 10j.
b.Reinsurance Claims Administration. The Reinsurer will accept the decision of the Company with respect to payment of Reinsurance Claims. The Company is responsible for the settlement of Reinsurance Claims in accordance with applicable law or regulation and the terms of the Reinsured Contracts. The Reinsurer will reimburse the Company for any Reinsurance Claims in a lump sum payment to the Company, without regard to the form of settlement by the Company. The Company also will reimburse the Reinsurer for any recovered overpayment of Reinsurance Claims. Such amounts shall be settled in accordance with Section 10j., for the accounting period during which the overpayment was recovered.
c.Contested Reinsurance Claims. The Company will advise the Reinsurer of its intention to contest, compromise or litigate Reinsurance Claims. If the Reinsurer chooses to participate in such contest, it will pay its share of the expenses of such contests, in addition to any Reinsurance Claim amount adjudged payable as a result of such contest or otherwise settled thereupon. If the Reinsurer chooses not to participate in such contest, it will discharge its liability by payment to the Company of the full Reinsurance Claim liability at the time of opting out of such contest.

Execution Version

12.	Recapture; Termination.
a.    At any time during the duration of this Agreement, the Company may elect to recapture in full the Reinsured Contracts for any of the following occurrences:

i.	Nonpayment of any amounts due hereunder from the Reinsurer that are thirty (30) days past due.

ii.	A material breach of this Agreement by the Reinsurer.

iii.	The Reinsurer is deemed insolvent as described in Section 15.

iv.	Failure of the Reinsurer to provide credit for reinsurance.

v.	Occurrence of a Risk Trigger Event (as defined below),

vi.	Change of Control (as defined below) of the Reinsurer.
A “Risk Trigger Event” means that the Reinsurer’s ratio of “Total Adjusted Capital to Company Action Level Risk-Based Capital (each as defined by the National Association of Insurance Commissioner’s RBC Formula) becomes or falls below two hundred fifty percent (250%).
A “Change of Control” means that any of the following has occurred with respect to the Reinsurer in one or a series of related transactions, unless the Company has provided its prior written consent thereto: (i) the sale, assignment, lease, transfer, mortgaging, encumbering or other disposition, whether voluntary or involuntary, of all or substantially of the assets of the Reinsurer to any other person, other than an affiliated of the Reinsurer; (ii) a merger or consolidation of the Reinsurer with another person, where the Reinsurer is not the surviving or successor entity (other than a merger or consolidation of a Reinsurer into or with an affiliate of the Reinsurer); or (iii) the sale, assignment, lease, transfer, mortgaging, encumbering or other disposition, whether voluntary or involuntary, by the holders of equity interests in the Reinsurer of such equity interests which results in one or more persons (other than the equity holders of the Reinsurer as of the Effective Date or affiliates of the Reinsurer) owning in excess of 50% of the outstanding equity interests of the Reinsurer or the occurrence of any event or series of events that results in any person or persons (other than affiliates of the Reinsurer) having the authority to manage the business and affairs of the Reinsurer that does not have such authority of the Effective Date.
If the Company elects to recapture the Reinsured Contracts in accordance with the foregoing, it will do so by giving prior written notice to the Reinsurer. Upon the delivery of such notice, all of the Reinsured Contracts shall be recaptured, effective as of the date specified in the Company’s notice. If the Company does not specify in the written notice the date that such recapture is to be effective, then the recapture shall be effective immediately upon the Reinsurer’s receipt of such notice.
b.    The Reinsurer may terminate the reinsurance under this Agreement for nonpayment of Reinsurance Premiums due hereunder from the Company that are thirty (30) days or more past due in respect of the most recent Monthly Accounting Settlement.
If the Reinsurer elects to terminate the reinsurance under this Agreement as stated above, it will do so by giving prior written notice to the Company. If the Company does not cure such nonpayment of Reinsurance Premiums within five (5) business days of receipt of notice, the

Execution Version

termination of reinsurance hereunder shall be effective on the sixth (6th) business day following receipt of notice.
c.    Termination of the Reinsurer’s liability under this Agreement in accordance with subsections a. and b. above shall be subject to payments in respect of such liability in accordance with Section 13.

13.	Terminal Accounting and Settlement.
a.Terminal Accounting. In the event that this Agreement is terminated in accordance with Section 12, a terminal accounting and settlement (the “Terminal Accounting and Settlement”) will take place, and a report setting forth the information described in subsection c. below (the “Terminal Accounting and Settlement Report”) will be delivered by the Company to the Reinsurer within twenty (20) business days of the Terminal Accounting Date (as defined below).

b.Date. The effective date on which the Terminal Accounting and Settlement will be based (the “Terminal Accounting Date”) will be the earliest of: (i) the effective date of recapture in accordance with Section 12a., (ii) the effective date of termination in accordance with Section 12b., or (iii) any other date mutually agreed to in writing.

c.Settlement. The Terminal Accounting and Settlement will consist of the Monthly Accounting Settlement, as described in Schedule E, computed as of the Terminate Accounting Date as if this Agreement were still in effect.
If the calculation of the Terminal Accounting and Settlement produces an amount owing to the Company, such amount will be paid by the Reinsurer to the Company. If the calculation of the Terminal Accounting and Settlement produces an amount owing to the Reinsurer, such amount will be paid by the Company to the Reinsurer. Any payment made under this Section 13c. shall be made within ten (10) business days of the Reinsurer’s receipt of the Terminal Accounting and Settlement Report.
d.Supplementary Accounting and Settlement. In the event that, subsequent to the Terminal Accounting and Settlement, a change is made with respect to any amounts set forth in the Terminal Account and Settlement Report as described in subsection c. above, a supplemental accounting will take place. Any amount owed to the Company or to the Reinsurer by reason of such supplementary accounting will be paid promptly upon the completion thereof.

14.	DAC Tax Agreement.
In regards to the Reinsured Contracts, the Company and the Reinsurer agree to the following pursuant to United States Treasury Regulation Section 1.848-2(g)(8):
(a)    The term “party” will refer to either the Company or the Reinsurer as appropriate.
(a)The terms used in this Section are defined by reference to United States Treasury Regulations Section 1.848-1 and 1.848-2 as in effect as of the Effective Date and at all relevant times thereafter. The term “net consideration” refers to net consideration as defined in Regulation Section 1.848-2(f).

Execution Version

(b)For each taxable year ending on or after the Effective Date, the party with net positive consideration under this Agreement for each taxable year will capitalize specified contract acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1) of the Internal Revenue Code of 1986, as amended, and Treasury Regulations promulgated thereunder.
(c)Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency or as otherwise required by the United States Internal Revenue Service.
(d)The exchange of information will follow the following procedure:
By May 1 of each year, the Reinsurer will submit a schedule to the Company of its calculation of the net consideration for the preceding taxable year. This schedule of calculations will be accompanied by a statement signed by an officer of the Reinsurer stating the amount of net consideration the Reinsurer will report in its tax return for the preceding taxable year. To ensure consistency, the Company will utilize this information in determining its net consideration for its preceding taxable year. The Company shall advise the Reinsurer if it disagrees with the calculations provided and the parties agree to act in good faith to resolve such differences amicably.
(e)Both parties agree to attach a schedule to their respective Federal Income Tax Return for the taxable year in which the Effective Date occurs, which identifies this Agreement as a reinsurance agreement for which the joint election under Regulation Section 1.848-2(g)(8) has been made.
(f)Both parties warrant that they are U.S. taxpayers as defined by United States Treasury Regulation 1.848-2(h)(2)(ii).

15.	Insolvency.
In the event of the Company’s insolvency, any payments due the Company from the Reinsurer pursuant to the terms of this Agreement will be made directly to the Company or its conservator, liquidator, receiver or statutory successor. The reinsurance will be payable by the Reinsurer on the basis of the liability of the Company under the Reinsured Contracts without diminution because of the insolvency of the Company. The conservator, liquidator, receiver or statutory successor of the Company will give the Reinsurer written notice of the pendency of a claim against the Company on any Reinsured Contract within a reasonable time after such claim is filed in the insolvency proceeding. During the pendency of any such claim, the Reinsurer may investigate such claim and interpose in the Company’s name (or in the name of the Company’s conservator, liquidator, receiver or statutory successor), in the proceeding where such claim is to be adjudicated, any defense or defenses which the Reinsurer may deem available to the Company or its conservator, liquidator, receiver or statutory successor. The expense thus incurred by the Reinsurer will be chargeable, subject to court approval, against the Company as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the Company solely as a result of the defense undertaken by the Reinsurer.
In the event the Reinsurer is deemed insolvent, the Reinsurer will be bound by any legal directions imposed by its liquidator, conservator, receiver or statutory successor. However, and if

Execution Version

not in conflict with such legal directions, the Company shall have the right to cancel this Agreement with respect to occurrences taking place on or after the date the Reinsurer first evidences insolvency. Such right to cancel shall be exercised by providing the Reinsurer (or its liquidator, conservator, receiver or statutory successor) with a written notice of the Company’s intent to recapture ceded business. If the Company exercises such right to cancel and recapture ceded business, such election shall be in lieu of any premature recapture fee. Upon such election, the Company shall be under no obligation to the Reinsurer, its liquidator, conservator, receiver or statutory successor; however, the Reinsurer, its liquidator, receiver or statutory successor shall be liable for all claims incurred prior to the date of recapture.

16.	Arbitration.
a.General. All disputes and differences under this Agreement that cannot be amicably agreed upon by the parties shall be decided by arbitration. The arbitrators will have the authority to interpret this Agreement and, in doing so, will consider the customs and practices of the life insurance and life reinsurance industry. The arbitrators will consider this Agreement as an honorable engagement rather than merely a legal obligation, and they are relieved of all judicial formalities and may abstain from following the strict rules of law. The arbitration shall take place within the United States.
b.Notice. To initiate arbitration, one of the parties will notify the other, in writing, of its desire to arbitrate. The notice will state the nature of the dispute and the desired remedies. The party to which the notice is sent will respond to the notification in writing within ten (10) days of receipt of the notice. At that time, the responding party will state any additional dispute it may have regarding the subject of arbitration.
c.Procedure. Arbitration will be heard before a panel of three disinterested arbitrators. The arbitrators will be current or former executive officers or employees of life insurance or reinsurance companies; however, these companies will not be either party or any of their reinsurers or affiliates. Each party will appoint one arbitrator. Notice of the appointment of these arbitrators will be given by each party to the other party within thirty (30) days of the date of mailing of the notification initiating the arbitration. These two arbitrators will, as soon as possible, but no longer than forty-five (45) days after the date of the mailing of the notification initiating the arbitration, then select the third arbitrator.
Should either party fail to appoint an arbitrator or should the two initial arbitrators be unable to agree on the choice of a third arbitrator, each arbitrator will nominate three candidates, two of whom the other will decline, and the decision will be made by drawing lots on the final selection. Once chosen, the three arbitrators will have the authority to decide all substantive and procedural issues by a majority vote. The arbitration hearing will be held on the date fixed by the arbitrators at a location agreed upon by the parties. The arbitrators will issue a written decision from which there will be no appeal. Either party may reduce this decision to a judgment before any court that has jurisdiction of the subject of the arbitration.

Execution Version

d.Costs. Each party will pay the fees of its own attorneys, the arbitrator appointed by that party, and all other expenses connected with the presentation of its own case. The two parties will share equal cost of the third arbitrator.

17.	Representations and Warranties.
Each party represents and warrants to the other party that it is solvent on a statutory basis in all states in which it does business or is licensed. Each party agrees to promptly notify the other if it is subsequently financially impaired. Each party affirms that it has and will continue to disclose all matters material to this Agreement and each cession. Examples of such matters are a material change in underwriting or issue practices or philosophy, or a change in each party's ownership or control.
The Company represents and warrants the following:

a.	It is a corporation duly organized, existing and in good standing under the laws of the State of Arizona.

b.	It is empowered under applicable laws and by its charter and bylaws to enter into and perform the duties contemplated in this Agreement.

c.	It has taken all requisite corporate proceedings to authorize it to enter into and perform the duties contemplated in this Agreement.

d.	It has obtained any and all regulatory approvals as may be required for the Company to cede the Reinsured Contracts hereunder.
The Reinsurer represents and warrants the following:

a.	It is a corporation duly organized, existing and in good standing under the laws of the State of Arizona.

b.	It is empowered under applicable laws and by its charter and bylaws to enter into and perform the duties contemplated in this Agreement.

c.	It has taken all requisite corporate proceedings to authorize it to enter into and perform the duties contemplated in this Agreement.

d.	It has obtained any and all regulatory approvals as may be required for the Reinsurer to provide the reinsurance hereunder.

e.
It satisfies the current, applicable legal and regulatory requirements in Arizona necessary to fully entitle the Company to take the maximum permissible credit for the risks ceded under this Agreement on each of its statutory financial statements.

18.	Credit for Reinsurance.

In the event that the Reinsurer fails to have or maintain its license or accreditation in any jurisdiction in which the Company or its successor is licensed and such license or accreditation is a precondition for the Company to receive credit for reinsurance for the Reinsured Contracts, the Reinsurer shall immediately collateralize the Coinsurance Reserve for the Reinsured Contracts (and in no event later than the end of the calendar quarter during which such failure occurs) by

Execution Version

either a letter of credit or assets in trust or any combination of the two, which in total will comply with statutory and regulatory requirements for obtaining the Company’s credit for reinsurance. The Reinsurer shall have the option of determining the method of collateralization provided it is acceptable to the insurance regulatory authorities having jurisdiction over the Company’s credit for reinsurance.

19.	Errors and Omissions.
If either the Reinsurer or the Company fails to comply with any of the terms of this Agreement and it is shown that the failure was unintentional or the result of a misunderstanding or an administrative oversight on the part of either party, this Agreement will remain in effect. If the failure to comply with any such terms changes the operation or effect of this Agreement, both parties will be put back to the positions they would have occupied if the failure to comply had not occurred.

20.	Reinsurance Administration.
The Company shall perform all duties with respect to the administration of the reinsurance under this Agreement on the Reinsured Contracts.

21.	Governing Law.
This Agreement shall be governed by the laws of Arizona without giving effect to the principles of conflicts of laws thereof.

22.	Currency.
All payments and reporting by both parties under this Agreement will be made in United States dollars.

23.	Assignment.
This Agreement is not assignable by either party except by the express written consent of the other. This Agreement shall not be bifurcated, partially assigned, or partially assumed without the express written consent of the other party.

24.	Access to Records.
The Reinsurer and the Company, or their duly authorized representatives, will have the right to inspect original papers, records, and all documents related to the Reinsured Contracts. Such access will be provided during the regular business hours at the office of the inspected party.

25.	Severability.
If any provision of this Agreement is determined to be invalid or unenforceable, such determination will not impair or affect the validity or the enforceability of the remaining provisions of this Agreement.

26.	Nonwaiver.
No forbearance on the part of either party to insist upon compliance by the other party with any of the terms of this Agreement shall be construed as, or constitute a waiver of, any of the terms of this Agreement.

Execution Version

27.	Offset.
Any debts or credits, in favor of or against either the Reinsurer or the Company with respect to this Agreement are deemed mutual debts or credits and may be offset, and only the balance will be allowed or paid.
The right of offset will not be affected or diminished because of the insolvency of either party.

28.	Good Faith. Each party agrees that all matters with respect to this Agreement require its utmost good faith.

29.	Notices.
All notices and other communications under this Agreement will be effective when received and sufficient if given in writing and delivered by confirmed facsimile transmission, by confirmed electronic mail, by certified or registered mail, or by an overnight delivery service of general commercial use, addressed to the attention of the applicable party described as follows:

a.	Notices sent to the Company:
Pruco Life Insurance Company
213 Washington Street
Newark, New Jersey 07102
Attention: Annuities Business Officer

b.	Notices sent to the Reinsurer:
Prudential Annuities Life Assurance Corporation
One Corporate Drive
Shelton, Connecticut 06484
Attention: Annuities Business Officer

30.	Counterparts.
This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Execution Version

In witness of the above, the Company and the Reinsurer have by their respective officers executed and delivered this Agreement on the dates indicated below, effective as of the Effective Date.

PRUCO LIFE INSURANCE COMPANY	PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION

By: /s/ Yanela C. Frias	By: /s/ Kevin Chaillet
Title: Chief Financial Officer	Title: Controller
Date: 4/1/16	Date: 4/1/16

Witnessed	Witnessed

By: /s/ Amy M. Woltman	By: /s/ Amy M. Woltman
Title: VP, Corporate Counsel	Title: VP, Corporate Counsel
Date: 4/1/16	Date: 4/1/16

Execution Version

SCHEDULE A
REINSURED CONTRACTS

This Agreement covers all risks related to any variable annuity or fixed annuity contracts (including any associated guarantees) issued by the Company, including both contracts in effect prior to the Effective Date and contracts issued on or subsequent to the Effective Date; provided, however, that (i) base contracts and guarantees associated with the Alliance, Discovery Life, and Discovery Life Plus products shall not be Reinsured Contracts and (ii) such reinsured risks will be net of external reinsurance, if applicable. For the avoidance of doubt, the risks reinsured under this Agreement also include any contracts that are in payout stage such as annuitizations and supplemental contracts arising from deferred annuities and immediate annuities prior to, on or after the Effective Date.

Execution Version

SCHEDULE B
EFFECTIVE DATE ACCOUNTING

	Company ceded	Reinsurer assumed
1) Coinsurance Reserve as of March 31, 2016	$6,982,261,429	$6,982,261,429
2) Modified Coinsurance Reserve as of March 31, 2016	$86,325,119,310.94	$86,325,119,310.94

In the event adjustments are made under Section 10b., the amount owed will be increased with interest for the time elapsed between the Effective Date and the date of payment. The annual interest rate to be used will be the yield on 3-month U.S. Treasury Bills, as published by the U.S. Treasury, on the last business day of the quarter ending on or immediately prior to the date of any revised accounting.

Execution Version

SCHEDULE C
DAILY SETTLEMENTS
Daily Settlements shall be determined on a net basis on every business day during the duration of this Agreement, except as otherwise set forth in Section 10i. of this Agreement. The Daily Settlement shall be an amount equal to the following:

a.	Reinsurance Premiums, as defined in Schedule E (but inclusive of any fees related to external reinsurance), less

b.	The Modco Reserve Adjustment, as defined in Schedule E, less

c.	Reinsurance Claims, as defined in Schedule E (but inclusive of any claims payable under external reinsurance), less

d.	Exhibit 7 Balance Change, as defined in Schedule E.

Execution Version

SCHEDULE D
FORM OF MONTHLY ACCOUNTING SETTLEMENT REPORT
Company: _________________________
Reinsurer: _______________________________
Reporting Month and Year: _________________
Date Report Completed: ____________________
Contact: _________________________________

1.	Reinsurance Premiums ___________
a. Minus ceded fees under external reinsurance    ___________

2.	Revenue Sharing Payment ___________

3.	Exhibit 7 Balance Change (net increase) ___________

4.	Reinsurance Claims: ___________ a. Death Claims ___________
b. Surrenders and Withdrawals            ___________
c. Annuity Payments Inclusive of Guarantees    ___________
d. Other Benefits (list separately by type)    ___________
e. Minus Claims under external reinsurance    ___________
5.    Commissions                    ___________
6. Administrative Expense Allowance        ___________

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7.    Ceding Allowance                ___________
8. Modco Reserve Adjustment            ___________
9.    Exhibit 7 Balance Change (net decrease)        ___________
Net Accounting Settlement =
[(1) + (2) + (3) – (4) – (6) – (7) – (8) – (9)] minus [aggregate sum of Daily Settlements plus, if applicable, any other interim settlements, for the accounting period] =    ___________

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SCHEDULE E
MONTHLY ACCOUNTING SETTLEMENT

A.	Net Accounting Settlement
For each accounting period, the Net Accounting Settlement will be equal to (1) plus (2), minus (3), minus (4), minus (5), minus (6), minus (7), minus (8), minus the aggregate sum of Daily Settlements (plus, if applicable, any other interim settlements) during such accounting period, where:

(1)	Equals the Reinsurance Premiums (net of externally reinsured ceded fees or premiums, if applicable) as determined in accordance with Section B of this Schedule E.

(2)	Equals the Revenue Sharing Payments as determined in accordance with Section C of this Schedule E.

(3)	Equals the Reinsurance Claims (net of externally reinsured ceded claims, if applicable) as determined in accordance with Section D of this Schedule E.

(4)	Equals the Commissions as determined in accordance with Section E of this Schedule E.

(5)	Equals the Administrative Expense Allowance as determined in accordance with Section F of this Schedule E.

(6)	Equals the Ceding Allowance as determined in accordance with Section G of this Schedule E.

(7)	Equals the Modco Reserve Adjustment as determined in accordance with Section I of this Schedule E.

(8)	Equals the Exhibit 7 Balance Change as determined in accordance with Section J of this Schedule E.
For the avoidance of doubt, each of the amounts determined above, including the Net Accounting Settlement may be a positive or negative number.

B.	Reinsurance Premiums
Subsequent to the Effective Date, the Company will pay the Reinsurer the Reinsurance Premiums on the Reinsured Contracts in an amount equal to all premiums collected (net of externally reinsured ceded fees or premiums, if applicable) under the Reinsured Contracts during the accounting period.

C.
Revenue Sharing Payments
Subsequent to the Effective Date, the Company will pay the Reinsurer Revenue Sharing Payments, which include all revenue-sharing or other payments paid or payable to the Company or any of its affiliates by any mutual fund organization attributable to the use of such organization’s mutual funds as funding vehicles to the extent attributable to the Reinsured Contracts.

D.	Reinsurance Claims
Subsequent to the Effective Date, the Reinsurer will reimburse the Company for all Reinsurance Claims (net of any claims payable under externally reinsurance, if applicable), which include all

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benefits paid under the Reinsured Contracts during the accounting period. The Reinsurer will pay the benefits on all Reinsurance Claims in the same form of settlement by the Company. Benefits paid under the Reinsured Contracts include, but are not limited to:

i.	Death Claims. Death Claims include the death benefit and any interest paid associated with the Reinsured Contracts.

ii.
Surrenders and Withdrawals. Surrenders and withdrawals include the total amount paid in the event of a partial withdrawal of account value or full surrender of the Reinsured Contracts, net of any applicable surrender charges. Surrender charges are the total amount that the Company deducts before paying the cash surrender value upon a full or partial surrender of the Reinsured Contracts.

iii.	Annuity Payments. Annuity payments include amounts paid under deferred and payout annuities. Annuity Payments also are inclusive of living benefit guarantee payments:

a.	Guarantee payments after the Unadjusted Account Value is reduced to zero (0). The “Unadjusted Account Value” is equal to the account value prior to the application of any MVA.

b.	Lump sum payment from the commutation of the guarantee payments under the terms of the rider.

c.
Payment of annuity payments consisting of lifetime payments of the Annual Income Amount (as defined in the applicable rider) after the Unadjusted Account Value at annuitization, less any applicable tax charges, increased at the statutory interest rate required for payout annuities and decreased for the benefits paid, has been reduced to zero (0).

iv.	Other Benefits. Other benefits include any other miscellaneous contract benefit paid on behalf of the Reinsured Contracts.

E.
Commissions
Subsequent to the Effective Date, the Reinsurer will reimburse the Company for all external commissions paid to distributors of the Reinsured Contracts with respect to the Reinsured Contracts during the accounting period. For the avoidance of doubt, the intent of the parties with respect to payments made in accordance with this Section E is to provide reimbursement by the Reinsurer of all commissions payments made by the Company to distributors of the Reinsured Contracts with respect to the Reinsured Contracts to the extent that such reimbursement is not satisfied in full pursuant to the payment of the Administrative Expense Charge (as defined in Section F of this Schedule E).

F.	Administrative Expense Allowance
Subsequent to the Effective Date, the Reinsurer will reimburse the Company in an amount equal to the product of the number of Reinsured Contracts that are deferred and payout annuities as of the end of the applicable accounting period multiplied by $[redacted], which represents the applicable administrative expenses attributable to each Reinsured Contract for the accounting period (the “Administrative Expense Charge”). From time to time, the Company will review the assumptions underlying the Administrative Expense Charge and will notify the Reinsurer of any

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changes to such charge.

G.
Ceding Allowance
For each accounting period, with respect to each Reinsured Contract issued during such accounting period, the Reinsurer will reimburse the Company an amount equal to the sum of (a) (i) [redacted]% of the first year premium payment made with respect to such Reinsured Contract, which represents the applicable issuance expenses for such contract (the “Issuance Expense Charge”), plus (ii) [redacted]% of the first year premium payment made with respect to such Reinsured Contract, plus (b) $[redacted], which represents a flat initial contract charge on each newly issued Reinsured Contract (the “Initial Contract Charge”). From time to time, the Company will review the assumptions underlying the Issuance Expense Charge and the Initial Contract Charge and will notify the Reinsurer of any changes to such charges.

For the avoidance of doubt, the intent of the parties with respect to payments made in accordance with Section F and this Section G is, in part, to provide reimbursement by the Reinsurer of all expenses paid by the Company with respect to the issuance and ongoing administration of the Reinsured Contracts. In the event that such expense amounts paid by the Reinsurer are subsequently determined to not reflect actual expenses paid by the Company with respect to the Reinsured Contracts, adjustments will then be made to reflect actual amounts when such actual amounts become available.

H.	Separate Account Modco Investment Credit
Subsequent to the Effective Date, the Separate Account Modco Investment Credit is equal to the sum of all earned investment income, realized and unrealized capital gains and losses in respect of assets allocated to the Separate Accounts, which has been credited to, or deducted from, the Reinsured Contracts during the accounting period. The Separate Account Modco Investment Credit is gross of any fees deducted by the underlying funds used with the Reinsured Contracts.

I.	Modco Reserve Adjustment
Subsequent to the Effective Date, the Modco Reserve Adjustment shall equal (1) minus (2) minus (3), where:

(1)
Equals a modified coinsurance reserve (the “Modco Reserve”) held by the Company at the end of the accounting period. For these purposes, the Modco Reserve equals the amount of liabilities shown on the Company’s statutory statement at the end of the accounting period for its Separate Accounts related to the Reinsured Contracts. The Company may, for purposes of determining accounting settlement, exclude immaterial reserve amounts determined under the then applicable Commissioners Reserve Valuation Method.

(2)
Equals the Modco Reserve, determined in accordance with subsection (1), at the end of the previous accounting period, except that for the initial accounting period, the Modco Reserve will equal the Modified Coinsurance Reserve determined as of the Effective Date, in accordance with Section 10d. and Schedule B of this Agreement.

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(3)	Equals the Separate Account Modco Investment Credit for the accounting period as determined in accordance with Section H of this Schedule E.

J.
Exhibit 7 Balance Change
The Reinsurer will participate in, and pay its proportionate share of, any change to the balance set forth in Exhibit 7 of the Company’s most recent annual statement related to the Reinsured Contracts during the accounting period, excluding any associated retained assets.